NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Tesla, Inc.

Name of person relying on exemption:

Asuna P. Gilfoyle on behalf of A.P. Gilfoyle Arenite Fund (I), L.P.

Address of person relying on exemption:

45 Rockefeller Plaza, Floor 20

New York, NY 10111

Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

Attachment 1: Text of social media posts from Asuna P. Gilfoyle on June 11, 2024

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Attachment 1

Text of social media posts from Asuna P. Gilfoyle's X account (https://x.com/asunapg) on June 11, 2024.

Tweet 1

There's very few executives who are as aligned with shareholders as @elonmusk. Actually, he committed to no stock comp and no bonus for 10 years unless he created exceptional value for @Tesla shareholders.

I personally (and on behalf of @GilfoyleGroup) believe that Elon has, and will continue to create immense value for shareholders.

Tweet 2

Tesla's revenue from 2008 to 2023 is further evidence that Elon is crushing revenue targets year over year.

[Graph showing Tesla revenue from FY 2008 to FY 2023]